UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934

OGLEBAY NORTON COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1888342

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

North Point Tower, 1001 Lakeside Avenue, 15th Floor, Cleveland, Ohio 44114
(Address of Principal Executive Offices)

If this form relates to the
registration of a class of securities
pursuant to Section 12(b) of the
Exchange Act and is effective
pursuant to General Instruction
A.(c), please check the following
box. ☐
If this form relates to the
registration of a class of securities
pursuant to Section 12(g) of the
Exchange Act and is effective
pursuant to General Instruction
A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates:	333-115513 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

Series A Convertible Preferred Stock, par value $0.01 per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-3.1 Second Amended and Restated Code of Regulations
EX-3.2 Amended and Restated Code of Regulations

Item 1. Description of Registrant’s Securities to be Registered

     On February 23, 2004, Oglebay Norton Company (the “Company”) and all of its direct and indirect wholly-owned subsidiaries filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). The Company’s chapter 11 case was administered by the United States Bankruptcy Code for the District of Delaware (the “Bankruptcy Court”).

     The Bankruptcy Court confirmed the Company’s second amended joint plan of reorganization, as subsequently modified (the “Plan”), on November 17, 2004 pursuant to an order issued on that date. The Plan became effective on January 31, 2005 (the “Effective Date”). A copy of the Plan and the second amended modifications have been included as Exhibits 2.1 and 2.2 to this registration statement.

     Beginning on the Effective Date, the Company is governed by its Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”). Under the Articles of Incorporation, the Company’s authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 30,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Articles of Incorporation prohibit the issuance of any shares of non-voting equity securities.

     On the Effective Date, the Company issued 3,193,408 shares of Common Stock and 8,500,000 shares of the Series A Convertible Preferred Stock (the “Convertible Preferred Stock”). The following summary description of the general terms of the Common Stock and Convertible Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles of Incorporation, the Company’s amended and restated code of regulations (the “Code of Regulations”) and the provisions of applicable law. Copies of the Articles of Incorporation and Code of Regulations have been included as Exhibits 3.1 and 3.2 to this registration statement and incorporated herein by reference.

Common Stock

     The Company is authorized to issue 90,000,000 shares of Common Stock of which:

•	2,928,571 shares were distributed to holders of allowed claims relating to the Company’s Senior Subordinated Notes due February 1, 2009;

•	17,331,341 shares were reserved for issuance upon conversion of the Convertible Preferred Stock (which number consists of (1) 8,500,000 shares initially reserved for issuance upon conversion of the 8,500,000 shares of the Convertible Preferred Stock issued on January 31, 2005, which was the effective date of the Plan, plus (2) additional shares reserved for issuance as a result of the accretion of dividends thereon through January 31, 2010, which is the fifth anniversary of the effective date of the Plan);

•	an aggregate of 576,256 shares were reserved for issuance upon the exercise of warrants; and

•	1,328,049 shares were reserved for issuance and 264,837 restricted shares were issued under the Company’s 2005 Management Stock Plan.

The 3,193,408 shares of Common Stock and the 8,500,000 shares of Convertible Preferred Stock issued and outstanding on January 31, 2005 represents approximately 27.3% and 72.7%, respectively, of the total voting power of and equity interests in the Company (before giving effect to the issuance of the shares of Common Stock reserved for issuance as described above).

     In addition to the Common Stock issued pursuant to the Plan, the Company is also authorized to issue additional shares of Common Stock from time to time under the provisions of the Articles of Incorporation, the Code of Regulations and applicable law. The holders of the Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, except for the election of directors or as otherwise limited by the terms of the Convertible Preferred Stock or any Preferred Stock issued after the effective date of the Plan.

     Subject to the terms of the Convertible Preferred Stock or any Preferred Stock issued after the effective date of the Plan, holders of the Common Stock will be entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for payment of dividends. The Company is required, subject to restrictions described below, to pay dividends on the Convertible Preferred Stock, but the Company has not paid and does not anticipate paying dividends on the Common Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any issuances of Preferred Stock, including the Convertible Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights.

Convertible Preferred Stock

     Pursuant to the Articles of Incorporation, the Company authorized and issued 8,500,000 shares of Convertible Preferred Stock on January 31, 2005, which was the effective date of the Plan.

     Ranking. The Convertible Preferred Stock ranks, with respect to dividend rights and rights upon the Company’s liquidation, winding-up or dissolution, senior to the Common Stock and, except as otherwise approved by the holders of a majority of the outstanding shares of the Convertible Preferred Stock or contemplated by the terms of the Convertible Preferred Stock, all other classes of capital stock or series of Preferred Stock established by the Company after January 31, 2005, which was the effective date of the Plan (the “Junior Stock”). The rights of the holders of the Convertible Preferred Stock, however, are subordinate to the rights of the lenders under the confirmation facility, other holders of the Company’s indebtedness and other general creditors.

     Dividend Rights. Holders of the Convertible Preferred Stock are entitled to receive out of the Company’s assets legally available for payment, when, as and if declared by the board of directors, preferential dividends on the then effective liquidation preference, payable quarterly, at an annual rate of 14.8275%. Until January 31, 2008, which is the third anniversary of the effective date of the Plan, dividends, whether or not authorized and declared by the board of directors, will be deemed paid by accreting and adding the amount of the per share dividend to the then effective liquidation preference of each share of the Convertible Preferred Stock. After that date, dividends will be payable in cash, unless the Company is prohibited under statutory law, or by the terms of the confirmation facility, or any facility or security refinancing the confirmation facility, from paying cash dividends, in which case the dividends will be deemed paid by accreting and adding the amount of the per share dividend to the then effective liquidation preference. Dividends on the Convertible Preferred Stock are cumulative.

     In addition to the dividends provided above, holders of the Convertible Preferred Stock are entitled to receive an additional dividend in an amount equal to the amount by which (1) the aggregate amount of dividends that would have been received by holders of the Convertible Preferred Stock in any dividend period if the holders’ Convertible Preferred Stock had been converted at the beginning of such dividend period into shares of Common Stock at the conversion price exceeds (2) the aggregate Convertible Preferred Stock dividend amount accrued or received in such dividend period described in the paragraph above. However, any dividend for which an adjustment in the conversion price of the Convertible Preferred Stock is made pursuant to the applicable antidilution provisions will not be deemed a dividend or otherwise give rise to any rights under this paragraph. Any such additional dividends are payable to the holders of Convertible Preferred Stock in the form of cash.

     Dividends on the applicable liquidation preference of a share of the Convertible Preferred Stock are payable quarterly, in arrears, on the last day of March, June, September and December of each year, starting March 31, 2005. Dividends are payable from the most recent dividend payment date or, in the case of the dividend payable on March 31, 2005, from January 31, 2005, which was the Convertible Preferred Stock issue date. Dividends payable on the Convertible Preferred Stock for any period less than a full quarterly dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Convertible Preferred Stock for each full dividend period are computed by dividing the annual dividend rate by four.

     Each declared dividend is payable to holders of record as they appear on the Company’s stock records at the close of business on the 15th day prior to the relevant dividend payment date. Regular quarterly dividend periods start on and include the last day of March, June, September and December of each year and end on and include the date before the next dividend payment date.

     The Company’s ability to pay cash dividends is constrained by contractual limitations and may be constrained by statutory limitations in the future.

     Conversion Rights. A holder of the Convertible Preferred Stock has the right, at his or her option, to convert any or all of his or her shares of Convertible Preferred Stock into the number of shares of Common Stock obtained by dividing the aggregate then effective liquidation preference of the shares of Convertible Preferred Stock being converted by the conversion price. The initial conversion price equals $10 and is subject to adjustment upon the occurrence of the events described below.

     If a holder of shares of Convertible Preferred Stock exercises conversion rights, those shares will cease to accumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of Convertible Preferred Stock who convert their shares into Common Stock will not be entitled to, nor will the conversion rate be adjusted for, any accrued and unpaid dividends. Instead, accrued dividends, if any, will be cancelled. Accordingly, shares of Convertible Preferred Stock converted after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted, whether paid in cash or by accretion of the liquidation preference. A holder of shares of Convertible Preferred Stock on a dividend payment record date who converts such shares into Common Stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of Convertible Preferred Stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon such conversion.

     Notwithstanding the foregoing, if shares of Convertible Preferred Stock are converted during the period beginning after the close of business on any dividend payment record date and ending before the opening of business on the corresponding dividend payment date, and the Company has called such shares of Convertible Preferred Stock for redemption during the period beginning after the close of business on any dividend payment record date and ending before the close of business on the corresponding dividend payment date, the holder who converts such shares will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon conversion.

     The conversion price is subject to adjustment if, after the Convertible Preferred Stock issue date, any of the following events occur:

•	the issuance of any capital stock as a dividend or distribution on the Common Stock or any other Junior Stock;

•	the combination, subdivision or reclassification or capital reorganization of the Common Stock;

•	the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock or securities convertible into or exchangeable or exercisable for Common Stock at less than the then current conversion price or market price for the Common Stock, subject to certain exceptions;

•	the distribution to all holders of Common Stock of any class of capital stock or evidence of the Company’s indebtedness or other assets, including securities, but excluding the dividends, distributions, rights and warrants referred to above and any cash dividend or distribution on which holders of Convertible Preferred Stock participate; or

•	the issuance, sale or exchange of shares of Common Stock or securities that are convertible into or exercisable or exchangeable for Common Stock, other than pursuant to any right or warrant to purchase Common Stock referred to above and other than pursuant to any dividend reinvestment plan or employee or director incentive or benefit plan or arrangement, including any employment, severance or consulting agreement, for consideration having a fair market value that is less than the then current conversion price or market price for the Common Stock.

     No adjustment of less than 1% of the conversion price will be required. Any adjustment not made due to this limitation must be carried forward, however, and taken into account in any subsequent adjustment determination.

     Except as stated above, the Convertible Preferred Stock does not have rights protecting its holders against dilution resulting from the sale of additional shares of Common Stock by the Company.

     In the event of a consolidation or merger or similar transaction in which the outstanding shares of Common Stock are by operation of law exchanged for, or changed, reclassified or converted into, other stock or securities, or cash or other property, or any combination of stock, cash or property, the outstanding shares of Convertible Preferred Stock will, after the transaction, be convertible on substantially the same terms and conditions into the consideration receivable by a holder of the number of shares of Common Stock into which shares of Convertible Preferred Stock could have been converted immediately prior to the transaction.

     If the Convertible Preferred Stock is called for redemption, the conversion right will terminate at the close of business on the fifth business day prior to the date fixed for redemption, unless the Company defaults in the payment of the redemption price.

     Fractional shares of Common Stock will not be issued upon conversion, but a cash adjustment will be paid in respect of the fractional interests. The Company will at all times reserve a sufficient number of shares of Common Stock to effect the conversion of all shares of Convertible Preferred Stock then outstanding.

     Redemption. Shares of Convertible Preferred Stock are not subject to redemption prior to January 31, 2006, which is the first anniversary of the effective date of the Plan. On or after January 31, 2006, the shares of Convertible Preferred Stock will be redeemable at the Company’s option, in whole or in part, at any time or from time to time, out of funds legally available for payment, at the following redemption prices (expressed as a percentage of the then effective liquidation preference per share), plus, without duplication, accrued and unpaid dividends, if any, up to, but excluding, the date fixed for redemption:

Redemption Prices (expressed as a
percentage of the then effective
Year	liquidation preference)
On or after January 31, 2006 until, but excluding, January 31, 2007, which is the second anniversary of the effective date of the Plan	110%
On or after January 31, 2007 until, but excluding, January 31, 2008, which is the third anniversary of the effective date of the Plan	108%
On or after January 31, 2008 until, but excluding, January 31, 2009, which is the fourth anniversary of the effective date of the Plan	106%
On or after January 31, 2009	104%

     In each case, however, the Company may redeem the Convertible Preferred Stock only if the average trading price of the Common Stock equals or exceeds 130% of the conversion price for 30 consecutive trading days at any time prior to the date the Company provides the redemption notice.

     If the redemption date will occur after a dividend record date and on or before the related dividend payment date, the redemption price will not include the dividend payment to be made on that dividend payment date.

     If fewer than all of the outstanding shares of Convertible Preferred Stock are to be redeemed, the Company will select, pro rata or by lot, the shares to be redeemed, or in any other manner as the Company’s board of directors may determine.

     On or after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Convertible Preferred Stock called for redemption. The shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as shareholders, except the right to receive the amount payable on redemption, without interest.

     If the Company redeems any shares of Convertible Preferred Stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the shares of Convertible Preferred Stock to be redeemed as their addresses appear on the Company’s stock register.

     There is no restriction on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

     Voting Rights. Each holder of the Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of the Common Stock into which shares of Convertible Preferred Stock so held could be converted at the record date for determination of the shareholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as required by law or as otherwise set forth below, all shares of Convertible Preferred Stock and all shares of Common Stock will vote together as a single class on all matters to come before the Company’s shareholders. Fractional votes by the holders of Convertible Preferred Stock are not permitted, and any fractional voting rights (after aggregating all shares into which shares of Convertible Preferred Stock held by each holder could be converted) are disregarded.

     For as long as shares of Convertible Preferred Stock are outstanding, the affirmative vote of the holders of a majority of the outstanding shares of the Convertible Preferred Stock will be necessary for the Company to:

•	authorize, adopt or approve an amendment to, or repeal any provision of, the Articles of Incorporation (including by way of merger, consolidation or otherwise) that would increase or decrease the par value of the Convertible Preferred Stock or otherwise alter or change in any manner, the terms, powers, preferences or rights of the Convertible Preferred Stock, or that would otherwise adversely affect the rights, preferences or privileges of the Convertible Preferred Stock; provided that no modification or amendment may, without the consent of each holder of Convertible Preferred Stock affected by the modification or amendment, decrease the liquidation preference or dividend rate of the Convertible Preferred Stock; provided further, that the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Convertible Preferred Stock is not necessary for the Company to authorize, create, amend or issue, or increase the authorized amount of, parity stock or senior stock (including, without limitation, additional shares of Convertible Preferred Stock) or to authorize or issue any derivative securities evidencing the right to acquire such shares if either (1) all of the proceeds of such issuance will be used to redeem the Convertible Preferred Stock, in whole or in part, or (2) a portion of the proceeds will be used to redeem all of the Convertible Preferred Stock;

•	authorize, create, amend or issue, or increase the authorized amount of, parity stock or senior stock, or authorize or issue any derivative securities evidencing the right to acquire these shares of senior stock or parity stock; provided, however, that the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Convertible Preferred Stock is not necessary for the Company to authorize, create, amend or issue, or increase the authorized amount of, parity stock or senior stock (including, without limitation, additional shares of Convertible Preferred Stock) or to authorize or issue any derivative securities evidencing the right to acquire such shares if either (1) all of the proceeds of such issuance will be used to redeem the Convertible Preferred Stock, in whole or in part, or, (2) a portion of the proceeds will be used to redeem all of the Convertible Preferred Stock;

•	increase the authorized amount of, or issue any additional shares of, Convertible Preferred Stock; provided, however, that the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Convertible Preferred

Stock is not necessary for the Company to increase the authorized amount of, or issue additional shares of, Convertible Preferred Stock if either (1) all of the proceeds of such issuance will be used to redeem the Convertible Preferred Stock, in whole or in part, or (2) a portion of the proceeds will be used to redeem all of the Convertible Preferred Stock;

•	directly or indirectly recapitalize or reclassify any shares of the Company’s capital stock into Convertible Preferred Stock, senior stock or parity stock;

•	pay or declare any dividend on any shares of Junior Stock (other than a dividend payable solely in shares of Junior Stock paid to holders of Junior Stock);

•	take any action that results in the purchase or redemption by the Company of any parity stock or Junior Stock;

•	create, incur, assume, guarantee or suffer to exist, or otherwise become or remain liable with respect to any indebtedness other than (1) the maximum borrowing capacity provided for under the confirmation facility or any indebtedness to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to exchange or replace, the confirmation facility (“refinancing indebtedness”), (2) any “permitted indebtedness,” as such term is defined under the confirmation facility or any refinancing indebtedness and (3) any other indebtedness in an aggregate principal amount outstanding at any time not exceeding $30 million. However, the amount referred to in clause (3) will be increased to the extent that the borrowing capacity under the confirmation facility is permanently reduced, and this entire provision will cease to be effective as of January 31, 2008, which is the third anniversary of the effective date of the Plan; and

•	effect an actual liquidation or other winding-up of the Company.

     Each holder of Convertible Preferred Stock will be deemed to have voted or, in the case where the affirmative vote of the holders of the Convertible Preferred Stock is required by any law, statute or regulation applicable to the Company, shall be obligated to vote all of the shares of Convertible Preferred Stock held by such holder to approve:

•	any authorization, creation, amendment or issuance of, or increase in the authorized amount of, parity stock or senior stock (including, without limitation, additional shares of Convertible Preferred Stock) or any authorization or issuance of derivative securities evidencing the right to acquire such shares, or the authorization, adoption or approval of an amendment to the Articles of Incorporation in order to so authorize, create, amend, issue or increase the authorized amount of parity stock or senior stock requiring the approval of the holders of shares of Convertible Preferred Stock if either (1) all of the proceeds of such issuance will be used to redeem the Convertible Preferred Stock, in whole or in part, or (2) a portion of the proceeds will be used to redeem all of the Convertible Preferred Stock; and

•	any authorization, creation, amendment or issuance of Junior Stock requiring the approval of holders of shares of Convertible Preferred Stock.

     The board of directors consists of seven members. The election process for the board of directors is as follows:

•	The holders of the Convertible Preferred Stock, voting as a separate class, elect the “Convertible Preferred Stock director number” at each meeting of shareholders held for the purpose of electing directors, which is a maximum of four. In case of any removal, either with or without cause, of a director elected by the holders of the Convertible Preferred Stock, the holders of the Convertible Preferred Stock are entitled, voting as a separate class either by written consent or at a special meeting, to elect a successor to hold office for the unexpired term of the director who has been removed. In case of any vacancy (other than removal) in the office of a director elected by the holders of the Convertible Preferred Stock, the vacancy will be filled by the remaining directors elected to the board of directors by the holders of the Convertible Preferred Stock.

•	The remaining directors will be elected by holders of Common Stock voting separately as a single class. In case of any removal, either with or without cause, of a director elected by the holders of Common Stock, the holders of Common Stock are entitled, voting as a separate class either by written consent or at a special meeting, to elect a successor to hold office for the unexpired term of the director who has been removed. In case of any vacancy (other than removal) in the office of a director elected by the holders of Common Stock, the vacancy will be filled by the remaining directors elected to the board of directors by the holders of Common Stock.

     For purposes of this description, the “Convertible Preferred Stock director number” means, at any given time, for so long as (1) at least 75% of the shares of Convertible Preferred Stock outstanding as of January 31, 2005, which was the effective date of the Plan, remain outstanding, a maximum of four directors, (2) less than 75%, but more than 50%, of the shares of Convertible Preferred Stock outstanding as of January 31, 2005 remain outstanding, a maximum of three directors, (3) the percentage of the shares of Convertible Preferred Stock outstanding as of January 31, 2005 that remain outstanding is equal to or between 25% and 50%, a maximum of two directors and (4) less than 25% of the shares of Convertible Preferred Stock outstanding as of January 31, 2005 remain outstanding, a maximum of one director.

     Liquidation Preference. In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up after payment or provision for payment of the Company’s debts and other liabilities, holders of outstanding shares of Convertible Preferred Stock will be entitled to be paid out of the Company’s assets available for distribution to shareholders (and before any distribution of assets is made to the holders of Common Stock or any Junior Stock as to distributions), $10 per share of Convertible Preferred Stock as adjusted by accreting and adding any dividends on those shares not paid by cash, in accordance with the terms of the Convertible Preferred Stock, plus the amount of any accrued and unpaid dividends, to the date fixed for liquidation, dissolution or winding up.

     Upon any liquidation, dissolution or winding up of the Company, the holders of shares of the Convertible Preferred Stock will be entitled to receive the greater of (1) such liquidation preference, plus the amount of any accrued and unpaid dividends, to the date fixed for liquidation, dissolution or winding up, and (2) the amounts that such holders would have received if all of the then outstanding shares of the Convertible Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up.

     If the assets to be distributed among the holders of Convertible Preferred Stock will be insufficient to permit the payment to such shareholders of the full preferential amounts thereof, all distributions made with respect to the Convertible Preferred Stock in connection with any liquidation, dissolution or winding up will be made pro rata to the holders of the Convertible Preferred Stock.

     Any merger, consolidation, business combination, reorganization or recapitalization of the Company that results in the transfer of 50% or more of the Company’s outstanding voting power, any sale, lease or other disposition of all or substantially all of the Company’s assets, or any other form of corporate reorganization in which 50% or more of the outstanding shares of any class or series of capital stock is exchanged for or converted into cash, securities of another business organization or property, shall not be deemed a liquidation, dissolution or winding up of the Company. If, however, the aggregate amount of cash receivable in exchange for or upon conversion of the Convertible Preferred Stock in connection with a cash merger or other cash transaction would be less than the liquidation value of the Convertible Preferred Stock, then the cash merger or other cash transaction will be considered a liquidation, dissolution or winding up and will be subject to the rights described above.

     Preemptive Rights. No holder of any shares of Convertible Preferred Stock has any preemptive right to subscribe for stock, obligations, warrants or other securities of any class, whether now or authorized in the future.

     No Other Rights. Shares of Convertible Preferred Stock do not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth in the Articles of Incorporation (some of which are described above) or as otherwise required by law.

Anti-Takeover Provisions Contained in Articles of Incorporation and Code of Regulations

     The Articles of Incorporation and the Code of Regulations contain provisions that could have the effect of delaying or making less likely to occur a change in control of the Company:

     Special Meeting of Shareholders. The Code of Regulations provides that special meetings of shareholders may only be called by the Company’s president or chairman of the board, by the entire board of directors at a meeting, or by a majority of the entire board of directors pursuant to a formal resolution, or upon the written request of a shareholder holding at least 30% of all votes entitled to be cast on the matter to be considered at the special meeting.

     Shareholder Advance Notice Procedure. The Code of Regulations establishes advance notice procedures for shareholders to submit nominations of candidates for election as directors or to present any other business for consideration at any of the Company’s annual or special shareholder meetings. With certain exceptions, these procedures require shareholders to submit in writing any proposal for consideration at the meeting to the Company’s corporate secretary not less than 60 nor more than 90 days before the date of the meeting. The notice must include the following information:

•	the name and address of the shareholder;

•	a representation that the shareholder is a holder of stock entitled to vote at the meeting and that the shareholder intends to appear in person or by proxy at the meeting to make the proposal or nomination;

•	if applicable, a description of all arrangements or understandings between the shareholder and any other person(s) (naming the person(s)) pursuant to which the proposal is to be made by the shareholder; and

•	the number and class of all stock beneficiary owned by the shareholder and any material interest of the shareholder in the proposal (other than any interest solely as a shareholder).

     Amendment of Regulations. The Code of Regulations may be adopted, amended or repealed at any meeting of the shareholders by the affirmative vote of a majority of the Company’s voting power.

The Jones Act

     The Company is subject to the Jones Act as long as the Company owns and operates its Great Lakes shipping business. The Jones Act requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be registered under the laws of the United States and be owned and operated by U.S. citizens. Under the Jones Act, a corporation is not considered a U.S. citizen unless: (1) the corporation is organized under the laws of the United States or a state, territory or possession of the United States; (2) at least 75% of the ownership of voting interests with respect to its capital stock is held by U.S. citizens; (3) the corporation’s chief executive officer and chairman of the board are U.S. citizens; and (4) no more than a minority of the number of directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens. To ensure that the Company is determined to be a U.S. citizen as defined under these laws, the Articles of Incorporation contain restrictions on the ownership of the Company’s capital stock by non-U.S. citizens and establish mechanisms to maintain compliance with these laws.

Item 2. Exhibits.

Number	Description
2.1	Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, as modified and filed with the United States Bankruptcy Court for the District of Delaware on July 30, 2004 (Case No. 04-10558 (JBR)) (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, Commission No. 000-32665, filed on August 11, 2004)

2.2	Second Amended Modifications to Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, filed with the United States Bankruptcy Court for the District of Delaware on November 12, 2004 (Case No. 04-10558) (incorporated by reference to Exhibit 2.2 to the Company’s Amended Registration Statement on Form S-1, Commission File No. 333-115513)

3.1	Second Amended and Restated Articles of Incorporation of the Company

3.2	Amended and Restated Code of Regulations of the Company

4.1	Specimen certificate for shares of Common Stock of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Amended Registration Statement on Form S-1, Commission File No. 333-115513)

4.2	Specimen certificate for shares of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Amended Registration Statement on Form S-1, Commission File No. 333-115513)

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

OGLEBAY NORTON COMPANY
By:	/s/ Rochelle F. Walk
	Name:	Rochelle F. Walk
	Title:	Vice President, Secretary and General Counsel

Date: January 31, 2005

EXHIBIT INDEX

Number	Description
2.1	Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, as modified and filed with the United States Bankruptcy Court for the District of Delaware on July 30, 2004 (Case No. 04-10558 (JBR)) (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, Commission No. 000-32665, filed on August 11, 2004)

2.2	Second Amended Modifications to Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, filed with the United States Bankruptcy Court for the District of Delaware on November 12, 2004 (Case No. 04-10558) (incorporated by reference to Exhibit 2.2 to the Company’s Amended Registration Statement on Form S-1, Commission File No. 333-115513)

3.1	Second Amended and Restated Articles of Incorporation of the Company

3.2	Amended and Restated Code of Regulations of the Company

4.1	Specimen certificate for shares of Common Stock of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Amended Registration Statement on Form S-1, Commission File No. 333-115513)

4.2	Specimen certificate for shares of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Amended Registration Statement on Form S-1, Commission File No. 333-115513)